Via EDGAR

April 6, 2012

Jeffrey Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 6010

Washington, D.C. 20549

Re:	Generex Biotechnology Corporation
Registration Statement on Form S-1
File No. 333-180170
Acceleration Request

Dear Mr. Riedler:

On behalf of Generex Biotechnology Corporation, I hereby request that the Commission grant accelerated effectiveness for the above-referenced Registration Statement at 5:30 p.m. on April 9, 2012 or as soon as reasonably practicable thereafter. The Company understands its obligations under the Securities Act of 1933, as amended, and the rules of the Commission promulgated thereunder, as regards the Registration Statement and distribution of the prospectus.

The Company further understands and acknowledges that: should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 6, 2012

Please contact Gary A. Miller, Esq. at 215-851-8472 if you should have any questions regarding this request.

Sincerely, Generex Biotechnology Corporation By: Mark A. Fletcher Mark A. Fletcher President & CEO